UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-34638

____________________________

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant's name into English)

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [__] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is the Amendment Agreement entered into as of the 23rd day of February, 2016 with effect as of February 10, 2016 between the Royal Canadian Mint (the “Mint”) and the Sprott Physical Gold Trust (the “Trust”), which amends the existing gold storage agreement dated December 20th, 2012 between the Mint and the Trust.

Exhibit 99.1 is hereby incorporated by reference into the Trust’s registration statements on Form F-10, File No. 333-195434 filed with the Securities and Exchange Commission on April 22, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST (registrant)
By Sprott Asset Management GP Inc., as general partner of the manager of the Registrant

Dated: March 23, 2016	/s/ Kirstin H. McTaggart
By: Kirstin H. McTaggart Corporate Secretary